Exhibit 99.3

CONSENT OF DIRECTOR NOMINEE

ElectroCore, LLC

150 Allen Road, Suite 201

Basking Ridge, New Jersey 07920

Ladies and Gentlemen:

In accordance with Rule 438 promulgated under the Securities Act of 1933, as amended, and in connection with the Registration Statement on Form S-1 (the “Registration Statement”) filed by ElectroCore, LLC (the “Issuer”), I hereby consent to being named and described as a prospective member of the board of directors of the Issuer in the Registration Statement and any amendment thereto. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto. I confirm that I intend to join the board of directors of the Issuer if (i) I am appointed to such board by the existing board and (ii) the closing of the initial public offering of common stock of the Issuer has occurred.

Dated: June 5, 2018

/s/ Carrie S. Cox
Carrie S. Cox